ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com NIKKI D. POPE (650) 843-5760 npope@cooley.com
 Broomfield, CO 720 566-4000       Reston, VA 703 456-8000       San Diego, CA 858 550-6000       San Francisco, CA 415 693-2000       Washington, DC 202 842-7800

May 5, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 3720
Washington, D.C. 20549
Attention: Robert S. Littlepage

Re:	Dijji Corp
Item 4.02 Form 8-K
(File No. 000-50533)

Dear Mr. Littlepage:

On behalf of our client, Dijji Corp (the “Company”), we are responding to comments in your letter dated April 27, 2006.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered each paragraph of the comment letter as a separate comment.

1.
Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

In response to the Staff’s comment, the Company filed an amended 8-K on April 27, 2006.

2.
When you file your restated financial statement, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

In response to the Staff's comment, the Company described the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures in Item 8A of the Company’s Annual Report on Form 10-KSB, filed with the Commission on May 1, 2006.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws to the United States.

Best regards,

/s/ Nikki D. Pope

Nikki D. Pope

cc:	Gordon Ho, Esq. (Cooley Godward llp)
Michael Dunn, Dijji Corp